EXHIBIT 99.1

Mynaric selected by Rocket Lab for Space Development Agency’s Tranche 2 Transport Layer – Beta Program

Laser Communications Manufacturer Expands Customer Roster

LOS ANGELES, May 7, 2024 – Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, today announced that it has been selected by Rocket Lab USA, Inc (NASDAQ: RKLB) to supply free space optical terminals for the Space Development Agency’s (SDA) Tranche 2 Transport Layer (T2TL) - Beta program. Rocket Lab was awarded the 18-vehicle program in January 2024. The order of CONDOR Mk3 terminals is valued at approximately $15 million with deliveries beginning in 2025 and continuing into 2026.

“We’re thrilled to welcome Mynaric onto our team and look forward to working together to deliver critical capability to the SDA,” said Rocket Lab’s Vice President of Space Systems Brad Clevenger. “Mynaric has a long history of delivering industry-leading communications technology and we’re pleased to be incorporating it into our Pioneer satellite buses.”

The Transport Layer will be the space backbone for the Joint All Domain Command and Control (JADC2) infrastructure with low-latency data transport, sensor-to-shooter connectivity, and tactical satellite communication direct to platform. Once completely fielded, Tranche 2 will provide global persistence for all capabilities in Tranche 1 plus demonstration of advanced tactical data links and future proliferated missions.

“We are extremely proud to provide the critical laser communication hardware to Rocket Lab and the SDA to support the Proliferated Warfighter Space Architecture,” said Tim Deaver, Vice President, Global Sales and Solutions of Mynaric. “As an existing strategic supplier to the program, it’s great to be able to expand our customer list and to deliver our leading-edge technology solutions to Rocket Lab as it debuts as a defense prime and jointly deliver next-generation space capabilities to the SDA.”

Mynaric will also be supplying the laser communications terminals to Northrop Grumman for the T2TL – Alpha and Beta programs.

Mynaric’sCONDOR family of optical communications terminalsis specifically designed for mass deployment as part of government and commercial satellite constellations. It has previously been selected by Loft Federal for SDA’s Experimental Testbed NExT, by Capella Space for commercial synthetic aperture radar (SAR) satellites, by Telesat for the DARPA Blackjack program and others. In addition, Mynaric was named a key development partner for Phase 2 of DARPA’s Space-BACN program, was selected by the European Space Agency (ESA) to investigate optical technologies for next generation high-throughput optical inter-satellite links and was selected by the German government for multiple projects to develop quantum communication capabilities.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.